SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2020.

ITEM 1.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2020

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency status introduced by Necessity and Urgency Decree No. 297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

Previous Item: “Remote Attendance to the Shareholders’ Meeting.”

It was approved that the Shareholders’ Meeting be carried out with remote attendance pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

1°) Appoint two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2°) Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission rules and regulations, for the Company’s thirty-first Fiscal Year, ended December 31, 2019 (‘Fiscal Year 2019’).

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, in the same manner it was approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and informed to the control authorities.

3°) Consider the Retained Earnings as of December 31, 2019, which reported a negative balance of AR$6,153,750,582. Proposal to: 1) Absorb the amount of

AR$1,791,315,166 from the “Voluntary Reserve for Capital Investments”. 2) Absorb the amount of AR$4,362,435,416 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. 3) It is also proposed to reclassify the amount of AR$ 10,100,184,373 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which would thus amount to AR$43,697,698,725) by charging that amount to the account “Contributed Surplus”, which as a result of this reclassification, will total AR$185,800,739,389.

The Shareholders’ Meeting approved the proposal of the Board of Directors adjusted to March 31, 2020, using the National Consumer Price Index (National CPI) published on April 15, 2020, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2019, which reported a negative balance of AR$6,633,713,897, which proposes to:

1) Absorb the amount of AR$1,931,029,240 from the “Voluntary Reserve for Capital Investments”;

2) Absorb the amount of AR$4,702,684,657 from the “Facultative Reserve to Maintain the Capital investments Level and the Current Level of Solvency of the Company.”

3) Regarding the amount of AR$10,887,950,778, reclassify it from the “Facultative Reserve to Maintain the Capital Investments Level and the Current Level of Solvency of the Company” (which would thus amount to AR$47,105.911,661), by charging that amount to the account “Contributed Surplus”, which as a result of this reclassification, will total AR$200,292,314,508.

4°) Consider releasing the balance of the “Voluntary Reserve for Capital Investments” to increase with that amount the “Voluntary Reserve for Future Cash Dividend Payments.”

The release of the balance of the “Voluntary Reserve for Capital Investments” (i.e., the amount of AR$3,541,443,368 adjusted as of April 30, 2020 using the National Consumer Price Index (National CPI) published in due course) was approved, to increase with that amount the “Voluntary Reserve for Future Cash Dividend Payments”.

5°) Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served from April 24, 2019 to the date of this Shareholders’ Meeting.

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served from April 24, 2019 to the date of this Meeting was approved.

6°) Consider the compensation for the Members of the Board of Directors (allocated amount: AR$164,500,000) for the fiscal year ended December 31, 2019, which reported a computable loss according to the terms of the CNV Rules.

For those directors that served during Fiscal Year 2019 (from April 24, 2019 to the date of this Meeting), a total compensation of AR$164,500,000 was approved, to be distributed among the independent directors, or those directors that performed technical and administrative tasks or performed special assignments, in the manner to be agreed by the Board of Directors, taking into consideration the advance payments that were received.

7°) Authorize the Board of Directors to pay advances on fees to those Directors who during Fiscal Year 2020 (from the date of this Meeting until the Meeting considering the financial documentation for Fiscal Year 2020), serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what said Shareholders’ Meeting resolves).

The Board of Directors was authorized to make advances on fees to those directors who serve during Fiscal Year 2020 (from the date of this Shareholders’ Meeting until the Shareholders’ Meeting that considers the financial documentation for Fiscal Year 2020) as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what said Shareholders’ Meeting resolves).

8°) Consider the compensation to Members of the Supervisory Committee for their services during Fiscal Year 2019. Proposal to pay the total amount of AR$ 18,018,000.

The payment of AR$18,018,000 was approved as fees to the Supervisory Committee for the services provided from April 24, 2019 to the date of this Shareholders’ Meeting, taking into consideration any advance payments that the members may have received. This total amount shall be distributed equally among the five regular members as determined by the Supervisory Committee, after allocating the proportional amount to the member that represents said Committee at the Executive Committee. The regular members, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and as determined by the regular members.

9°) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2020 (from the date of this Meeting to the Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

The Board was authorized to pay advances on fees to the Members of the Supervisory Committee serving during Fiscal Year 2020 (from the date of this Meeting until the Meeting that considers the accounting documentation for Fiscal Year 2020), contingent upon what said Meeting resolves.

10°) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2020.

The following persons were designated as regular members of the Supervisory Committee: Pablo Andrés Buey Fernandez, Pablo Gabriel San Martín, Alejandro Hector Massa, Maria Ximena Digón and Eduardo Javier Villegas Contte.

Ms. Maria Ximena Digón and Mr. Pablo Andrés Buey Fernandez are lawyers, and Mr. Pablo Gabriel San Martín, Mr. Eduardo Javier Villegas Contte and Mr. Alejandro Hector Massa are certified public accountants, and all of them qualify as “Independent” members in accordance with the standards set forth by the CNV Rules.

Furthermore, it was informed that none of the designated regular members, the law firms that they are members of or other members of such law firms have been Independent Auditors of Telecom Argentina nor will be nominated for such purpose.

11°) Determine the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2020 and elect them.

It was resolved to designate five (5) alternate members of the Supervisory Committee, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, Juan Pedro Torassa y Ona Celia Dimnik.

Mr. Javier Alegría shall serve as alternate to Mr. Pablo Andrés Buey Fernandez; Mr. Rubén Suárez as alternate to Mr. Pablo Gabriel San Martín; Mr. Matias Alejandro Fredriks as alternate to Mr. Alejandro Hector Massa; and Mr. Juan Pedro Torassa and Ms. Ona Celia Dimnik as alternates indistinctly to Maria Ximena Digón and Mr. Eduardo Javier Villegas Contte.

Mr. Javier Alegría, Mr. Matias Alejandro Fredriks, Mr. Juan Pedro Torassa and Ms. Ona Celia Dimnik are lawyers, and Mr. Ruben Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth by the CNV Rules.

None of the designated alternate members, the law firms that they are members of or other members of such law firms have been Independent Auditors of Telecom Argentina nor will be nominated for such purpose.

12°) Determine the compensation of the Independent Auditors who served during Fiscal Year 2019, and increase the compensation approved by the Shareholders’ Meeting of April 24, 2019 for Fiscal Year 2018 for audit activities conducted during said year regarding compliance with Sarbanes Oxley Act Section 404.

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2019 was approved in the amount of AR$79,859,596 (not including VAT), of which AR$48,402,721 are for Financial Statements audit tasks, and AR$31,456,875 are for audit tasks conducted with regards to the certification in compliance with Sarbanes Oxley Section 404. Payments made in advance will be deducted from this compensation.

Additionally, it was approved an extension of the compensation that was approved by the Shareholders’ Meeting of April 24, 2019 for Fiscal Year 2018 in connection with audit tasks carried out during said Fiscal Year 2018 by the Independent Auditors regarding the certification pursuant to Section 404 of the Sarbanes Oxley Act, in the amount of AR$10,844,624.

13°) Appoint the Independent Auditors of the financial statements for Fiscal Year 2020 and determine their compensation.

“Price Waterhouse & Co SRL” was appointed as Independent External Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2020. Dr. Carlos Alberto Pace will serve as the regular certifying accountant, and Dr. Alejandro Javier Rosa and Mr. Sergio Reinaldo Cravero as his alternates.

It was resolved that the compensation of the Independent External Auditors shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2020, empowering the Audit Committee to determine the terms and conditions of service delivery, and it was authorized the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

14°) Consider the budget for the Audit Committee for Fiscal Year 2020 (AR$ 6,950,000).

The budget for the Audit Committee for Fiscal Year 2020 was determined in the amount of AR$6,950,000.

15°) Designate a Director and an Alternate Director to serve from the date of this Meeting to the end of Fiscal Year 2020.

Mr. Sebastian Sánchez Sarmiento was designated as regular director and Ms. Delfina Lynch was designated as alternate director to serve from the date of this Shareholders’ Meeting to the end of Fiscal Year 2020. They will remain in their positions until their substitution pursuant to section 257 of the General Corporations Law.

Ms. Delfina Lynch will serve as alternate to Mr. Sebastian Sánchez Sarmiento.

Mr. Sebastian Sanchez Sarmiento and Ms. Delfina Lynch qualify as “NOT independent” in accordance with the Comisión Nacional de Valores’ Rules.

The Previous Item was approved by unanimous vote and items 1, 2, 3, 4, 5, 6, 7, 8, 9, 11, 12, 13, 14 and 15 of the Agenda were approved by majority of the accountable votes.

In Item 10 (“Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2020”), in which one shareholder exercised cumulative voting, the candidates elected were those voted by the ordinary system.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernandez, certified the compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Public Accountant Eduardo Kupfer took part in the proceedings of the Shareholders’ Meeting through the Cisco Webex teleconference system, on behalf of the Buenos Aires Stock Exchange.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 30, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations